UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 3)*

Under the Securities Exchange Act of 1934

USA COMPRESSION PARTNERS, LP
(Name of Issuer)

Common Units
(Title of Class of Securities)

90290N109
(CUSIP Number)

H. Steven Walton
Frederic Dorwart, Lawyers PLLC
124 East Fourth Street
Tulsa, Oklahoma 74103
(918) 583-9922
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 18, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSON
Argonaut Private Equity, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [X]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Oklahoma
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7,096,927.003
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
7,096,927.003
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,096,927.003
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.89%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSON
Don P. Millican
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [X]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0
	8	SHARED VOTING POWER
7,096,927.003
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
7,096,927.003
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,096,927.003
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.89%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSON
Frederic Dorwart
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [X]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7,425
	8	SHARED VOTING POWER
7,096,927.003
	9	SOLE DISPOSITIVE POWER
7,425
	10	SHARED DISPOSITIVE POWER
7,096,927.003
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,104,352.003
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.90%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSON
Ken Kinnear
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [X]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		2,970
	8	SHARED VOTING POWER
7,096,927.003
	9	SOLE DISPOSITIVE POWER
2,970
	10	SHARED DISPOSITIVE POWER
7,096,927.003
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,099,897.003
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.89%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSON
George B. Kaiser
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [X]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7,425
	8	SHARED VOTING POWER
7,096,927.003
	9	SOLE DISPOSITIVE POWER
7,425
	10	SHARED DISPOSITIVE POWER
7,096,927.003
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,104,352.003
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.90%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSON
Robert Waldo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [X]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		12,142.761
	8	SHARED VOTING POWER
7,096,927.003
	9	SOLE DISPOSITIVE POWER
12,142.761
	10	SHARED DISPOSITIVE POWER
7,096,927.003
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,109,069.764
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.90%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1. Security and Issuer

Item 1 is hereby amended by deleting Item 1 of the Initial 13D in its entirety and replacing it with the following:

The Schedule 13D filed with the Securities and Exchange Commission on September 6, 2013 by the Reporting Persons (defined below) with respect to the common units (the “Common Units”), of USA Compression Partners, LP (the “Issuer” or the “Company”), amended on May 29, 2014 (“Amendment No. 1”), and amended on May 29, 2017 (“Amendment No. 2”) is hereby amended by this Amendment No. 3 to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.  The principal executive office address of the Issuer is 100 Congress Avenue, Suite 450, Austin, Texas 78701.

Item 2. Identity and Background

Item 2 is hereby amended by deleting Item 2 of the Initial 13D in its entirety and replacing it with the following:

(a)	This Schedule 13D is jointly filed by (each a “Reporting Person” and collectively, the “Reporting Persons”):

•	Argonaut Private Equity, L.L.C. (“Argonaut”)
•	Don P. Millican (“Mr. Millican”)
•	Frederic Dorwart (“Mr. Dorwart”)
•	Ken Kinnear (“Mr. Kinnear”)
•	George B. Kaiser (“Mr. Kaiser”)
•	Robert Waldo (“Mr. Waldo”)

The foregoing Reporting Persons are making this single. joint filing because they may be deemed to constitute a “group” within the meaning of Rule 13d-5 and/or Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

(b), (c)

•	The principal business address of Argonaut is 6733 South Yale Avenue, Tulsa, Oklahoma 74136.
•	The principal business of Argonaut is to engage in the acquisition, retention, holding and divestment of investments.
•	Messrs. Millican, Dorwart, Kinnear, and Waldo are managers of Argonaut.
•	Mr. Millican’s principal occupation is executive officer for certain of Mr. Kaiser-controlled entities, located at 6733 South Yale Avenue, Tulsa, Oklahoma 74136.
•	Mr. Kinnear’s principal occupation is executive officer for certain of Mr. Kaiser-controlled entities, located at 6733 South Yale Avenue, Tulsa, Oklahoma 74136.
•	Mr. Dorwart is an attorney at Frederic Dorwart, Lawyers, PLLC located at 124 East Fourth Street, Tulsa, Oklahoma 74103.
•	Mr. Kaiser is the sole member of Argonaut. The principal occupation for Mr. Kaiser is a private investor. Mr. Kaiser’s principal business address is 6733 South Yale Avenue, Tulsa, Oklahoma 74136.
•	Mr. Waldo’s principal occupation is executive officer for certain of Mr. Kaiser-controlled entities, located at 6733 South Yale Avenue, Tulsa, Oklahoma 74136.

(d) – (e)          During the last five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Argonaut is a limited liability company organized under the laws of the State of Oklahoma. Messrs. Millican, Dorwart, Kinnear, Kaiser, and Waldo are United States Citizens.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by deleting Item 3 of Amendment No. 2 in its entirety and replacing it with the following:

•
As of the date hereof, Argonaut owns 7,096,927.003 Common Units. Argonaut’s consideration for 6,615,766 of the Common Units was the sale of certain assets of S&R Compression, LLC (“S&R”) as described in Item 4, and additional Common Units were acquired pursuant to the Issuer’s Distribution Reinvestment Plan  and through open market transactions.

•	As of the date hereof, Mr. Millican owns 0 Common Units. Mr. Millican’s consideration for the Common Units was the sale of certain assets of S&R as described in Item 4.

•	As of the date hereof, Mr. Dorwart owns 7,425 Common Units. Mr. Dorwart’s consideration for the Common Units was the sale of certain assets of S&R as described in Item 4.

•	As of the date hereof, Mr. Kinnear owns 2,970 Common Units. Mr. Kinnear’s consideration for the Common Units was the sale of certain assets of S&R as described in Item 4.

•	As of the date hereof, Mr. Kaiser owns 7,425 Common Units. Mr. Kaiser’s consideration for the Common Units was the sale of certain assets of S&R as described in Item 4.

•
As of the date hereof, Mr. Waldo owns 12,142.761 Common Units. Mr. Waldo’s consideration for 7,425 of the Common Units was the sale of certain assets of S&R as described in Item 4, and additional Common Units were acquired pursuant to the Issuer’s Distribution Reinvestment Plan.

Item 4. Purpose of Transaction

Item 4 of Initial 13D is hereby amended to add the following:

Concurrent with the filing of this Amendment No. 3, Steven R. Mitchell will no longer be a Reporting Person, as he is no longer the President and Managing Director of Argonaut, and Mr. Waldo will become a Reporting Person.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended by deleting Item 5 of Amendment No. 1 in its entirety and replacing it with the following:

(a) and (b)   As of May 7, 2018, there were 89,937,600 Common Units outstanding based on the information contained in the Issuer’s Form 10-Q filed on May 9, 2018 and information subsequently disclosed.

As of the date hereof, Argonaut directly owns 7,096,927.003Common Units (approximately 7.89%).

As of the date hereof, Mr. Millican directly owns 0 Common Units (0%). As the manager of Argonaut, Mr. Millican is in possession of sole voting and investment power of the Common Units held by Argonaut and may also be deemed to beneficially own the 7,096,927.003Common Units held by Argonaut. Argonaut disclaims beneficial ownership of 74,253 Common Units directly owned by Mr. Millican. As of the date hereof, Mr. Millican may be deemed the beneficial owner of 7,096,927.003Common Units (approximately 7.89% of the Common Units outstanding).

As of the date hereof, Mr. Dorwart directly owns 7,425 Common Units (approximately 0.01%). As the manager of Argonaut, Mr. Dorwart is in possession of sole voting and investment power of the Common Units held by Argonaut and may also be deemed to beneficially own the 7,096,927.003Common Units held by Argonaut. Argonaut disclaims beneficial ownership of 7,425 Common Units directly owned by Mr. Dorwart. As of the date hereof, Mr. Dorwart may be deemed the beneficial owner of 7,096,927.003Common Units (approximately 7.90% of the Common Units outstanding).

As of the date hereof, Mr. Kinnear directly owns 2,970 Common Units (approximately 0.00%). As the manager of Argonaut, Mr. Kinnear is in possession of sole voting and investment power of the Common Units held by Argonaut and may also be deemed to beneficially own the 7,096,927.003Common Units held by Argonaut. Argonaut disclaims beneficial ownership of 2,970 Common Units directly owned by Mr. Kinnear. As of the date hereof, Mr. Kinnear may be deemed the beneficial owner of 7,096,927.003Common Units (approximately 7.89% of the Common Units outstanding).

As of the date hereof, Mr. Kaiser directly owns 7,425 Common Units (approximately 0.01%). As the manager of Argonaut, Mr. Kaiser is in possession of sole voting and investment power of the Common Units held by Argonaut and may also be deemed to beneficially own the 7,096,927.003Common Units held by Argonaut. Argonaut disclaims beneficial ownership of 7,425 Common Units directly owned by Mr. Kaiser. As of the date hereof, Mr. Kaiser may be deemed the beneficial owner of 7,096,927.003Common Units (approximately 7.90% of the Common Units outstanding).

As of the date hereof, Mr. Waldo directly owns 12,142.761 Common Units (approximately 0.01%). As the manager of Argonaut, Mr. Waldo is in possession of sole voting and investment power of the Common Units held by Argonaut and may also be deemed to beneficially own the 7,096,927.003Common Units held by Argonaut. Argonaut disclaims beneficial ownership of 12,142.761 Common Units directly owned by Mr. Waldo. As of the date hereof, Mr. Waldo may be deemed the beneficial owner of 7,096,927.003Common Units (approximately 7.90% of the Common Units outstanding).

(c)

Mr. Millican:
Since the Amendment No. 2 filing, Mr. Millican has sold the following Common Units of the Issuer on the open market:

Date	Quantity	Average Price per Unit (ex. commissions and fees)	Total Price
05/12/2016	11,000	18.1	199,100.00
05/12/2016	3,300	18.1001	59,730.33
05/12/2016	700	18.11	12,677.00
05/12/2016	100	18.14	1,814.00
05/12/2016	1,600	18.1401	29,024.16
05/12/2016	100	18.16	1,816.00
05/12/2016	200	18.19	3,638.00
05/12/2016	8,133	18.2	148,020.60
05/12/2016	1,200	18.2001	21,840.12
05/12/2016	240	18.22	4,372.80
05/12/2016	2,500	18.23	45,575.00
05/12/2016	200	18.24	3,648.00
05/12/2016	4,700	18.25	85,775.00
05/12/2016	827	18.26	15,101.02
05/12/2016	6,300	18.27	115,101.00
05/12/2016	1,200	18.2701	21,924.12
05/12/2016	8,300	18.28	151,724.00
05/12/2016	4,900	18.2801	89,572.49
05/12/2016	2,500	18.29	45,725.00
05/12/2016	2,100	18.2901	38,409.21
05/12/2016	8,653	18.3	15,8349.90
05/12/2016	1,000	18.3001	18,300.10
05/12/2016	1,200	18.31	21,972.00
05/12/2016	500	18.32	9,160.00
05/12/2016	100	18.33	1,833.00
05/12/2016	330	18.335	6,050.55
05/12/2016	970	18.37	17,818.90
05/12/2016	1,300	18.3701	23,881.13
05/12/2016	100	18.38	1,838.00

Upon request, the reporting person will provide the SEC with full information regarding the Common Units sold. The price per unit disclosed does not include the broker commission.

Argonaut:
Since the Amendment No. 2 filing, Argonaut has sold the following Common Units of the Issuer on the open market:

Date	Quantity	Average Price per Unit (ex. commissions and fees)	Total Price
4/12/2018	10,000.00	17.9421	179,216.85
4/12/2018	10,000.00	17.9216	179,005.36
4/13/2018	10,000.00	18.1104	180,893.31
4/13/2018	10,000.00	18.2051	181,846.79
4/13/2018	6,900.00	18.1653	125,199.67
4/16/2018	10,000.00	18.3822	183,611.25
4/16/2018	15,000.00	18.5949	278,617.05
4/16/2018	14,565.00	18.6326	271,086.25
4/17/2018	10,000.00	18.5878	185,667.20
4/17/2018	15,000.00	18.6904	280,049.52
4/17/2018	8,800.00	18.7139	164,502.51
4/18/2018	15,000.00	18.8037	281,742.48
4/18/2018	13,051.00	18.8147	245,283.95
4/19/2018	8,820.00	18.8138	165,750.98
4/20/2018	11,184.00	18.9948	212,202.75
5/7/2018	5,417.00	18.0109	97,447.95
5/8/2018	3,043.00	18.006	54,723.63
5/9/2018	10,000.00	18.1763	181,552.30
5/9/2018	15,000.00	18.232	273,173.68
5/9/2018	9,043.00	18.2799	165,120.46
5/10/2018	18,045.00	18.382	331,328.12
5/11/2018	20,000.00	18.4563	368,717.47
5/11/2018	20,000.00	18.3753	367,091.01
5/14/2018	20,000.00	18.7763	375,110.82
5/14/2018	2,059.00	18.8395	38,748.45
5/14/2018	2,400.00	18.7911	45,024.59
5/15/2018	1,900.00	18.6558	35,387.20
5/15/2018	7,568.00	18.5776	140,434.17
5/17/2018	300,000.00	18.2	5,460,000.00
5/17/2018	1,876.00	18.3589	34,396.48
5/18/2018	1,950.00	18.3	35,639.03
5/18/2018	12,400.00	18.2729	226,583.96

Upon request, the reporting person will provide the SEC with full information regarding the Common Units sold. The price per unit disclosed does not include the broker commission.

(d)	Not Applicable.

(e)	Not Applicable.

Item 7.          Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 25, 2018

ARGONAUT PRIVATE EQUITY, L.L.C.
/s/ Frederic Dorwart	/s/ Frederic Dorwart
Frederic Dorwart, Manager	FREDERIC DORWART, Individually
/s/ George B. Kaiser	/s/ Ken Kinnear
GEORGE B. KAISER, Individually	KEN KINNEAR, Individually
/s/ Don P. Millican	/s/ Robert Waldo
DON P. MILLICAN, Individually	ROBERT WALDO, Individually